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                          May 31, 2024

       James V. Caruso
       President and Chief Executive Officer
       Cellectar Biosciences, Inc.
       100 Campus Drive
       Florham Park, New Jersey 07932

                                                        Re: Cellectar
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2024
                                                            File No. 333-279731

       Dear James V. Caruso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Asher M. Rubin, Esq.